Exhibit 99.1

FOR IMMEDIATE RELEASE: August 24, 2021

CONTACT: mindmed@150bond.com

MINDMED ANNOUNCES COLLABORATION WITH FORIAN TO ADVANCE DEVELOPMENT OF PERSONALIZED PSYCHIATRY FOR ANXIETY DISORDERS

New York, New York — Mind Medicine (MindMed) Inc. (NASDAQ: MNMD), (NEO: MMED), (DE: MMQ) (the “Company”), a leading biotech company developing psychedelic-inspired therapies, has agreed to work with Forian Inc. (NASDAQ: FORA), a leading provider of evidence-based support for more comprehensive clinical and commercial decision-making.

MindMed and Forian will collaborate to develop best practices for using real-world evidence (“RWE”) information to help improve the health and lives of psychiatric patients. Forian has deep domain experience in RWE and outcomes studies and has developed a variety of information products to serve the healthcare industry.

Large, real-world health datasets drive discovery and connections that can be missed in individual episodic health visits. Patterns emerge when multiple visits can be seen in a representative population.

“Our goal is to use real-world healthcare data and deep digital phenotyping to achieve in-depth, precise and personalized characterizations of individuals with generalized anxiety disorders and other conditions of interest for our drug development programs,” said MindMed’s Chief Medical Officer Dan Karlin, MD MA. “By fully acknowledging each person's physiology, environment, and behavioral stressors, we ultimately aim for integrated digital deep diagnoses to drive precision psychiatry for drug development and clinical treatment across our target therapeutic areas.”

“Forian understands the power our real-world evidence and unique data sets add to our healthcare and pharmaceutical partners,” said Dan Barton, Chief Executive Officer of Forian. “We are thrilled to collaborate with MindMed to help them deliver insights to improve the health of psychiatric patients.”

The global pandemic and its overwhelming mental health impacts underscore the need for tailored solutions and treatments that can be administered in a preventative rather than reactive manner. MindMed is leveraging the recent advances in multi-omics, real-world data and artificial intelligence to help develop precise and personalized psychiatry tools.

About MindMed

MindMed is a clinical-stage psychedelic medicine biotech company that seeks to discover, develop, and deploy psychedelic-inspired medicines and therapies to address addiction and mental illness. The Company is assembling a compelling drug development pipeline of innovative treatments based on psychedelic substances including psilocybin, LSD, MDMA, DMT and an Ibogaine derivative, 18-MC. The MindMed executive team brings extensive biopharmaceutical experience to MindMed's approach to developing the next generation of psychedelic-inspired medicines and therapies.

MindMed trades on the NASDAQ under the symbol MNMD and on the Canadian NEO Exchange under the symbol MMED. MindMed is also traded in Germany under the symbol MMQ.

About Forian

Forian Inc. provides a unique suite of SaaS solutions, data management capabilities and proprietary data and analytics to optimize and measure operational, clinical and financial performance for customers within the traditional and emerging life sciences, healthcare payer and provider segments, as well as cannabis dispensaries, manufacturers, cultivators and regulators. For more information, please visit the Company's website at www.forian.com.

Forward-Looking Statements

Certain statements in this news release related to the Company constitute “forward-looking information” within the meaning of applicable securities laws and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “will”, “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe”, “potential” or “continue”, or the negative thereof or similar variations. Forward-looking information in this news release include, but are not limited to, statements regarding MindMed’s successful collaboration with Forian, the ability to use RWE for MindMed’s drug development programs, access to RWE and the successful implementation of RWE data tools with patients. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the Company. There are numerous risks and uncertainties that could cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information, including history of negative cash flows; limited operating history; incurrence of future losses; availability of additional capital; lack of product revenue; compliance with laws and regulations; difficulty associated with research and development; risks associated with clinical trials or studies; heightened regulatory scrutiny; early stage product development; clinical trial risks; regulatory approval processes; novelty of the psychedelic inspired medicines industry; as well as those risk factors discussed or referred to herein and the risks described under the headings “Risk Factors” in the Company’s filings with the securities regulatory authorities in all provinces and territories of Canada which are available under the Company’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results and future events could differ materially from those anticipated in such information. Although the Company has attempted to identify important risks, uncertainties and factors that could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend and does not assume any obligation to update this forward-looking information.

Media Contact: mindmed@150bond.com

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